Exhibit 99.5

MakeMyTrip Limited

Financial Statements

March 31, 2018 and 2017

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Financial Statements

March 31, 2018 and 2017

Table of Contents	Page

Corporate Data	3

Corporate Governance Report	4 – 13

Commentary of the Directors	14

Certificate from the Secretary	15

Independent Auditors’ Report	16 –19

Statement of Financial Position	20

Statement of Profit or Loss and Other Comprehensive Income (Loss)	21

Statement of Changes in Equity	22– 23

Statement of Cash Flows	24

Notes to the Financial Statements	25 – 64

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	—
2	Aditya Tim Guleri	April 03, 2007	—
3	Gyaneshwarnath Gowrea	February 11, 2009	—
4	Vivek Narayan Gour	May 01, 2010	—
5	Rajesh Magow	November 06, 2012	—
6	James Jianzhang Liang	January 27, 2016	—
7	Oliver Minho Rippel	January 31, 2017	—
8	Patrick Luke Kolek	January 31, 2017	—
9	Charles St Leger Searle	January 31, 2017	—
10	Yuvraj (Raj) Thacoor	January 31, 2017	April 30, 2018
11	Paul Laurence Halpin	April 30, 2018	—

Corporate Secretary

C/o SGG Corporate Services (Mauritius) Ltd (formerly known as CIM CORPORATE SERVICES LTD)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o SGG Corporate Services (Mauritius) Ltd (formerly known as CIM CORPORATE SERVICES LTD)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18 Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o SGG Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2018, the Company had Seven (7) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
6.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
7.	Ibibo Group Private Limited	March 23, 2012	India

The Board of Directors

The Board is composed of Ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Yuvraj (Raj) Thacoor resigned from our board of directors with effect from April 30, 2018. Paul Laurence Halpin appointed to our board of directors with effect from April 30, 2018, as nominee of MIH Internet SEA Pte. Ltd. (MIH Internet). Our board of directors has determined that Mr. Halpin is an independent director within the meaning of the Nasdaq Marketplace Rules or the Nasdaq Rules.

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Paul Laurence Halpin

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

3. Oliver Minho Rippel

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Yuvraj (Raj)Thacoor

7. Vivek Narayan Gour

8. Aditya Tim Guleri

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 26 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 25 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company.

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Alpine Data Labs, Hired, LeadGenius, Nexenta, Phenom People, Shape Security, Townsquared, Treasure Data and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.

Vivek N. Gour was appointed to our board of directors on May 1, 2010. He was the managing director of Air Works India Engineering Pvt Ltd. from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

5.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. Mr. Gowrea is also a member of the Board of the Mauritius Institute of Directors, or the MIOD and chairs the Audit and Risk Committee of the MIOD. The business address of Mr. Gowrea is c/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the chairman of its board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (NASDAQ: TOUR) and SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Oliver Minho Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Mr. Rippel spent nine years at eBay – first in his home country Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

8.

Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures.

Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

9.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

10.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018. Mr. Halpin currently serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin held various leadership positions in the financial services industry at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a nonexecutive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is also a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Marketplace Rules or the Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	regularly reviewing the independence of our independent auditors;
•	reviewing all related party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and our independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•

such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Minho Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Minho Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors

Under Mauritius law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritius law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 23 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2016	$24.04	$11.97
2017	$37.35	$13.69
2018	$40.90	$22.40
Fiscal Quarter
2016
1st Quarter	$24.04	$23.27
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
2018
1st Quarter	$40.90	$28.65
2nd Quarter	$36.15	$27.35
3rd Quarter	$30.90	$22.40
4th Quarter	$36.38	$27.60
Month
2017
December	$30.75	$26.65
2018
January	$32.90	$28.60
February	$34.45	$27.60
March	$36.80	$30.95
April	$37.20	$31.85
May	$38.10	$32.60
June	$41.70	$33.90
July	$38.75	$32.10
August(1)	$35.15	$27.55

       ____________

       Note: (1) Until August 28, 2018

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The Mauritius Union Assurance Company Limited Mauritius. This policy is effective till July 2019 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 16 to 20 and the profit or loss and other comprehensive income (loss) is set out on page 21 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 12,200 (2017: USD 11,800).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2017 and 2018 are as follows:

	(in ‘USD 000’)
	For the year ended March 31
Particulars	2017	2018
Total income	—	—
Total expenses	(9,063)	(4,215)
Finance income	44,022	4,337
Finance cost	(15,027)	(23)
Impairment in respect of investment in subsidiaries	(65,727)	(12,600)
Taxation – provision for current year	Nil	Nil
Taxation – provision for previous year	Nil	Nil
Loss for the year	(45,795)	(12,501)

Statement of Directors’ responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2018.

For SGG Corporate Services (Mauritius) Ltd

Corporate Secretary

Registered office:

C/o SGG Corporate Services (Mauritius) Ltd

33, Edith Cavell Street,

Port Louis, 11324

Republic of Mauritius

Date: September 7, 2018

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of MakeMyTrip Limited (Company) which comprise the statement of financial position as at 31 March 2018, and the statement of profit or loss and other comprehensive income (loss), statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages 20 to 64.

In our opinion, these financial statements give a true and fair view of the financial position of MakeMyTrip Limited as at 31 March 2018, and of its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our report.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Financial Statements (Continued)

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of Directors and Certificate from the Secretary, which we obtained prior to the date of this report. The other information does not include the financial statements and our auditors’ report thereon.

Our opinion on the financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Statements

The directors are responsible for the preparation of financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Financial Statements (Continued)

Auditors’ Responsibilities for the Audit of the Financial Statements (Continued)

•

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the Audit of the Financial Statements (Continued)

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors.

We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG	Wayne Pretorius
Ebène, Republic of Mauritius	Licensed by FRC

Date: September 7, 2018

MakeMyTrip Limited

Statement of Financial Position

(Amounts in USD thousands)
		As at March 31
	Note	2017	2018
Assets
Intangible assets		83	83
Investment in subsidiaries	8	1,334,732	1,507,646
Investment in associates	9	19,138	19,138
Other investments	10	5,791	6,170
Trade and other receivables, net	11	63,192	79,908
Term deposits	12	20,000	—
Other non-current assets	13	15,100	—
Total non-current assets		1,458,036	1,612,945
Trade and other receivables, net	11	23,983	37,061
Term deposits	12	71,313	200,071
Other current assets	14	513	17,204
Cash and cash equivalents	15	44,434	91,235
Total current assets		140,243	345,571
Total assets		1,598,279	1,958,516

Equity
Share capital	16	46	52
Share premium	16	1,607,373	1,960,691
Reserves		952	3,232
Accumulated deficit		(72,233)	(84,671)
Share based payment reserve		61,410	78,804
Total equity		1,597,548	1,958,108

Liabilities
Trade and other payables	19	731	408
Total current liabilities		731	408
Total liabilities		731	408
Total equity and liabilities		1,598,279	1,958,516

These financial statements have been approved by the Board of Directors on September 7, 2018 and signed in its behalf by:

/s/ Rajesh Magow	/s/ Gyaneshwarnath Gowrea
Director	Director

The notes on pages 25 to 64 form an integral part of these financial statements.

MakeMyTrip Limited

Statement of Profit or Loss and Other Comprehensive Income (Loss)

(Amounts in USD thousands, except per share data)
		For the year ended March 31
	Note	2017	2018
Other operating expenses	6	(9,063)	(4,215)

Loss from operating activities		(9,063)	(4,215)
Finance income	7	44,022	4,337
Finance costs	7	(15,027)	(23)
Net finance income		28,995	4,314
Impairment in respect of investment in subsidiaries	8(b), 8(d)	(65,727)	(12,600)
Loss for the year		(45,795)	(12,501)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets		(809)	2,280

Other comprehensive income (loss) for the year		(809)	2,280

Total comprehensive income (loss) for the year		(46,604)	(10,221)

Loss per share (in USD)	17

Basic		(0.87)	(0.12)

Diluted		(0.87)	(0.12)

The notes on pages 25 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Statement of changes in equity

(Amounts in USD thousands)
	Share capital	Share premium	Reserve for own Shares	Fair Value reserves / (deficit)	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(26,508)	37,903	254,331
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(45,795)	—	(45,795)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	(809)
Total other comprehensive income (loss )	—	—	—	(809)	—	—	(809)
Total comprehensive income (loss) for the year	—	—	—	(809)	(45,795)	—	(46,604)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 20 and 23)	—	—	—	—	—	26,674	26,674
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—
Own shares acquired	—	—	(2,050)	—	—	—	(2,050)
Re-issue of own shares upon conversion of convertible notes (refer note 16 and 18)	—	999	9,628	—	—	—	10,627
Shares issued upon conversion of convertible notes (refer note 16 and 18)	5	148,101	—	—	—	—	148,106
Business acquisition (refer note 8(e))	19	1,191,266	—	—	—	15,008	1,206,293
Total contributions by owners	25	1,358,641	7,578	—	70	23,507	1,389,821
Balance as at March 31, 2017	46	1,607,373	—	952	(72,233)	61,410	1,597,548

MakeMyTrip Limited

Statement of changes in equity - (Continued)

(Amounts in USD thousands)
	Share capital	Share premium	Fair Value reserves	Accumulated deficit	Share based payment reserve	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(72,233)	61,410	1,597,548
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(12,501)	—	(12,501)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	2,280
Total other comprehensive income (loss )	—	—	2,280	—	—	2,280
Total comprehensive income (loss) for the year	—	—	2,280	(12,501)	—	(10,221)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment (refer to note 20 and 23)	—	—	—	—	44,874	44,874
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—
Issue of ordinary shares in placement offering (refer note 16)	5	325,856	—	—	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	370,781
Balance as at March 31, 2018	52	1,960,691	3,232	(84,671)	78,804	1,958,108

The notes on pages 25 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Statement of Cash Flows

(Amounts in USD thousands)
	For the year ended March 31
	2017	2018
Cash flows from operating activities
Loss for the year	(45,795)	(12,501)
Adjustments for:
Impairment in respect of investment in subsidiaries	65,727	12,600
Net finance costs (income)	(28,995)	(4,314)
Change in trade and other receivables	(1,458)	36
Change in other current assets	2,637	409
Change in trade and other payables	508	(323)
Net cash used in operating activities	(7,376)	(4,093)

Cash flows from investing activities
Interest received	1,275	2,327
Redemption of term deposits	72,599	111,313
Investment in term deposits	(10,000)	(220,071)
Investment in subsidiaries	(111,148)	(185,514)
Investment in held to maturity assets	—	(99)
Investment in associates	(590)	—
Repayment of working capital by subsidiary	548	294
Payment for business acquisition (refer note 8(e))	82,827	—
Net cash generated from (used in) investing activities	35,511	(291,750)

Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	171	46
Proceeds from subsidiaries for fair value of share based awards exercised	3,751	16,760
Proceeds from issue of shares (refer note 8(e))	8,752	—
Proceeds from issue of share capital in placement offering	—	330,000
Direct cost for issue of shares in placement of offering	—	(4,139)
Repurchase of own shares	(2,050)	—
Payment of deferred consideration related to business acquisition	(400)	—
Interest paid	(3,773)	(23)
Net cash generated from financing activities	6,451	342,644

Increase in cash and cash equivalents	34,586	46,801
Cash and cash equivalents at beginning of the year	9,848	44,434
Cash and cash equivalents at end of the year	44,434	91,235

The notes on pages 25 to 64 form an integral part of these financial statements

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in Mauritius. The address of the Company’s registered office is C/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the U.S., Singapore, Malaysia, Thailand, the U.A.E, Peru and Colombia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on September 7, 2018.

(b)	Basis of Measurement

The financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items in the statement of financial position:

•	Derivative financial instruments are measured at fair value; and
•	Available-for-sale financial assets are measured at fair value.
(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)
(d)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as follows:

•	Note 3(c), (i), 10 and 13	Available for sale financial assets
•	Note 3(c) (v) and 18	Valuation of embedded derivatives in convertible notes
•	Note 3(d) and 8	Impairment test: key assumptions used in discounted cash flow projections
•	Note 3(f)	Provisions and contingent liabilities
•	Note 3(j) and 22	Income taxes
•	Note 3(e) and 20	Share based payment
•	Note 8(e)	Acquisition of subsidiary : fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(c),(i)	Available for sale financial assets
•	Note 3(f)	Provisions and contingent liabilities
•	Note 3(d) and 8	Impairment test: key assumptions used in discounted cash flow projections
3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates
i)	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Investments in subsidiaries are valued at cost less impairment in the separate financial statements as required under IAS 27 - Separate Financial Statements. When the carrying amount of the investment is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount and the difference is transferred to the statement of comprehensive income (loss).

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(a)	Investment in Subsidiaries and Associates - (Continued)
ii)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. Investments in associates are valued at cost less impairment in the separate financial statements as required under IAS 27 - Separate Financial Statements. The cost of investment includes transaction costs.

On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to profit or loss.

iii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates are accounted for using equity method. The consolidated financial statements are prepared in addition to the separate financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the difference on available for sale equity investments, which are recognized in other comprehensive income (loss) arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(c)	Financial Instruments
i)	Non-Derivative Financial assets

The Company initially recognises loans and receivables on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognised as a separate asset or liability.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments - (Continued)
i)	Non-Derivative Financial assets - (Continued)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’ ‘Term deposits’ and ‘Receivable from related party’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Company may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses. Term deposits are classified as loan and receivables.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities and right under business acquisition.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments – (Continued)
i)	Non-Derivative Financial assets - (Continued)

Receivable from related party

Receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 8(e)).

ii)	Non Derivative Financial Liabilities

The Company recognises financial liabilities initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognises a financial liability when its contractual obligations are discharged or cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. The Company has the following non-derivative financial liabilities: loans and borrowings, trade and other payables and other current liabilities. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party. Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments - (Continued)
iv)	Derivative financial instruments

The Company has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognised in profit or loss. The conversion option is presented together with the related liability.

(d)	Impairment
i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the company on terms that the company would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Company considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(d)	Impairment - (Continued)
i)	Financial assets - (Continued)

Impairment losses on available-for-sale financial assets are recognised by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component on interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily software is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

•	Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Costs

Finance income comprises interest income on funds invested, and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses on financial assets, including trade and other receivables, costs related to public offerings and cost related to convertible notes. Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(i)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(j)	Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in Other Comprehensive Income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(j)	Taxation – (Continued)

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
i.	the same taxable entity; or
ii.

different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(k)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

The Company does not expect the standard to materially impact the measurement of either its financial liabilities or its financial assets. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9. Further, the Company will make the irrevocable election upon adoption of IFRS 9 to classify available-for-sale equity instruments at fair value through other comprehensive income, as a result of which unrealized gains and losses which the Company currently recognizes in the statement of other comprehensive income will not be any longer recycled to the statement of profit or loss upon disposal.

Under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model will not have a material impact on the financial statements.

Changes in accounting policies resulting from IFRS 9 will be applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(k)	New Accounting Standards and Interpretations not yet Adopted - (Continued)

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The Company has undertaken the review of the new standard and has concluded that application of the new standard will not have a material impact on the results or financial position.

The Company will adopt the standard using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). As a result, we will not apply the requirements of IFRS 15 to the comparative periods presented.

IFRIC 23 Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or company of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company is yet to evaluate the effect of IFRIC 23 on the financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Audit committee.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of the employee share based awards granted to the employees of the subsidiaries of the Company under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service conditions attached to the arrangements were not taken into account in measuring fair value.

The fair value of acquiree’s awards exchanged in a business acquisition was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which  the awards were made. In applying the valuation model, it is required to determine the most   appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)
(e)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

(f)	Available for Sale financial assets

The fair value of the entitlement on future proceeds from sale of stake acquired in a business acquisition has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation.

To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT – (Continued)

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Company’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency.

Interest Rate Risk

A majority of the financing of the Company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and proceeds from the issuance of the convertible notes. Further, the interest rate on convertible notes is fixed. The Company’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Company to significant interest rate risk. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

6)	OTHER OPERATING EXPENSES

Particulars	For the Year Ended March 31
	2017	2018
Insurance	183	120
Legal and professional	8,880	4,095
Total	9,063	4,215

7)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
	2017	2018
Recognized in profit or loss
Interest income on term deposits	1,529	4,088
Net gain on change in fair value of derivative	42,427	—
financial instrument
Net foreign exchange gain	—	191
Other interest income	66	58
Finance income	44,022	4,337
Interest expenses on finance liabilities measured at
amortised cost	8,210	—
Impairment loss on trade and other receivables	820	—
Net foreign exchange loss	29	—
Change in financial liability	2	—
Other finance charges	5,966	23
Finance costs	15,027	23

Net finance income recognized in profit or loss	28,995	4,314

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES

Particulars	As at March 31
	2017	2018
As at beginning of the year	205,048	1,334,732
Investments made in subsidiaries :
- Investment in MakeMyTrip (India) Private Limited	75,000	90,000
- Investment in Luxury Tours & Travel Pte Ltd	645	—
- Investment in Hotel Travel Group	20,003	5,100
- Investment in Bona Vita Technologies Private Limited	—	2,500
- Investment in Luxury Tours (Malaysia) Sdn. Bhd.	—	135
- Investment in Ibibo Group Holdings (Singapore) Pte. Ltd	1,099,763	87,779
Impairment of investments in subsidiaries
- Impairment in Hotel Travel Group	(47,282)	(5,100)
- Impairment in Easytobook Group	(18,445)	—
- Impairment in Bona Vita Private Limited	—	(7,500)
As at end of the year	1,334,732	1,507,646

Investments in subsidiaries are valued at cost, less any impairment.

a)	Investment in Luxury Tours & Travel Pte Ltd

The Company has invested USD Nil during the year ended March 31, 2018 (March 31, 2017: USD 645) for the subscription of new equity shares issued new equity shares issued by the wholly owned subsidiary.

b)	Investment in Hotel Travel Group and Easytobook (ETB) Group

During the fiscal year ended March 31, 2017 and 2018, the Company invested USD 20,003 and USD 5,100, respectively, for the subscription of shares issued by various subsidiaries of the Hotel Travel Group.

In November 2012, the Company acquired 100% stake in the companies in the ‘Hotel Travel Group’ (Hotel Travel Group). Hotel Travel Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, a well-established travel company in South East Asia had its presence in Thailand, Singapore and Malaysia, where it had an operating history of over a decade. In February 2014, the Company acquired 100% equity stake in Easytobook Holding B.V. and its subsidiaries (“ETB Group”). ETB Group primarily operates through the website www.easytobook.com and offered its customers online hotel reservations in Europe, North America and other key global travel destinations. Effective April 1, 2016, following an internal reorganization the business of the ETB Group was being operated through Hotel Travel Group.

Further, pursuant to the acquisition of Ibibo Group (refer note 8(e)), as part of its business strategy the Company and its subsidiaries  envisaged that it wants to focus on capturing the Indian domestic market and international hotel market for travellers originating from India as it provides higher growth and improved margin prospects. Accordingly, as a result of the revamped strategy, in February 2017, the management of the subsidiary decided to curtail its operation in Hotel Travel Group as it no longer intended to render online hotels services to customers originating from Hotel Travel Group’s operations.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES – (Continued)
b)	Investment in Hotel Travel Group and Easytobook (ETB) Group – (Continued)

The recoverable amount of these investments was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the asset. The discount rate taken for determining the value in use is 22%, which is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. The carrying amount of the asset was determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 65,727 was recognised during the financial year ended March 31, 2017. Further, during the financial year ended March 31, 2018, the Company has also impaired the carrying amount of USD 5,100 as its recoverability is uncertain basis the current net asset position of the entity. The movement in investments which are impaired are as follows:

	For the year ended March 31, 2017	For the year ended March 31, 2018
At the beginning of the year	45,724	—
Addition during the year	20,003	5,100
Impairment during the year	(65,727)	(5,100)
At the end of the year	—	—

c)	Investment in MakeMyTrip (India) Private Limited

The Company has invested USD 75,000 during the fiscal year ended March 31, 2017 and USD 90,000 during the fiscal year ended March 31, 2018 for the subscription of new equity shares issued by the wholly owned subsidiary.

d)	Investment in Bona Vita Technologies Private Limited

In July 2015, the Company made an investment of USD 5,000 and acquired approximately 74.4% equity interest in Bona Vita Technologies Private Limited, a newly incorporated entity, which is into the business of online market place for India and outbound holiday business.

The Company has invested USD 2,500 during the fiscal year ended March 31, 2018 for the subscription of new equity shares issued by the subsidiary.

In March 2018, the management of the Indian subsidiary decided to suspend operations as it does not intend to continue operations in the future in that entity. Based on its estimation, the carrying amount of the asset was higher than its recoverable amount, accordingly, an impairment loss of USD 7,500 was recognised during the year ended March 31, 2018. The movement in investments which are impaired during the year are as follows:

At the beginning of the year	5,000
Addition during the year	2,500
Impairment during the year	(7,500)
At the end of the year	—

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES – (Continued)
e)	Investment in Ibibo Group Holdings (Singapore) Pte. Ltd.

Acquisition of Ibibo Group

On January 31, 2017, the Company acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘Ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Total Consideration transferred	1,099,273

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of the Company at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Company exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business acquisition includes USD 15,008 transferred to employees of ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards. For further details on the replacement awards, refer note 20.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

8)	INVESTMENT IN SUBSIDIARIES – (Continued)

e)Investment in Ibibo Group Holdings (Singapore) Pte. Ltd. – (Continued)

The Company incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts have been included in other operating expenses in the statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

The Company also received an entitlement of USD 15,010 on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group. This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. This entitlement was classified as ‘receivable from related party’ (refer note 13 and 14).

Further, the Company invested USD 15,500 and USD 87,779 during the fiscal year ended March 31, 2017 and March 31, 2018, respectively for the subscription of new shares issued by the subsidiary.

f)Investment in Luxury Tours (Malaysia) Sdn. Bhd.

The Company has invested USD 135 during the fiscal year ended March 31, 2018 (March 31, 2017: Nil) for the subscription of new equity shares issued by the wholly owned subsidiary.

9)	INVESTMENT IN ASSOCIATES

Particulars	As at March 31
	2017	2018
As at beginning of the year	18,548	19,138
Acquisition of investments in associates
- Investment in Simplotel Technologies Private Limited	590	—
As at end of the year	19,138	19,138

Simplotel Technologies Private Limited

In December 2014, the Company acquired 16.96% equity interest in Simplotel Technologies Private Limited (Simplotel), which owns and operates www.simplotel.com, and is engaged in the business of building websites and booking engines for hotels. The Company paid cash consideration of USD 712 for the purchase of new shares. Further, in June 2015, the Company has invested USD 469 for new shares of Simplotel, which has increased its equity interest to 25.39%. Further, in November 2015, the Company has acquired additional equity interest for a cash consideration of USD 197, which has increased its equity interest to 33.23%.

Further, in December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

10)	OTHER INVESTMENTS

	As at March 31
Particulars	2017	2018
Investment in equity and other securities	5,791	6,170
Total	5,791	6,170

These investments have been classified as “Available-for-sale Financial Assets” and “Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 21.

11)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2017	2018
Trade and other receivables, net	85,160	113,193
Security deposit	1,500	1,500
Interest accrued but not due on term deposits	515	2,276
Total	87,175	116,969

Non-current	63,192	79,908
Current	23,983	37,061
Total	87,175	116,969

Receivables represent dues from subsidiaries. Security deposit represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 5 and 21.

12)	TERM DEPOSITS

	As at March 31
Particulars	2017	2018
Term deposits	91,313	200,071
Total	91,313	200,071

Non-current	20,000	—
Current	71,313	200,071
Total	91,313	200,071

The Company’s exposure to interest rate risk is disclosed in notes 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

13)	OTHER NON - CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Receivable from related party	15,100	—
Total	15,100	—

As of March 31, 2017, receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group (refer note 8(e)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 21.

14)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Prepaid expenses	79	104
Other assets	434	—
Receivable from related party	—	17,100
Total	513	17,204

As of March 31, 2018, receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from the Parent of the ibibo Group pursuant to the acquisition of ibibo Group (refer note 8(e)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 21.

15)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2017	2018
Bank balances	24,434	11,078
Term deposits	20,000	80,157
Cash and cash equivalents in the statement of cash flows	44,434	91,235

The Company’s exposure to interest rate risk is disclosed in notes 5 and 21.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
		Share	Share		Share	Share
Particulars	Number	capital	premium	Number	capital	premium
Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Issued in business acquisition	413,035	—	12,493	38,971,539	19	1,178,773
Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773

Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the year on exercise of share based awards	1,137,232	1	27,462	—	—	—
Issue of ordinary shares in placement offer, net of issuance costs	5,500,000	3	195,514	3,666,667	2	130,342
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115

*	Par value of USD 0.0005 per share

Ordinary shares

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 18).

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of ibibo Group (Refer note 8(e)).

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES– (Continued)
A.	Share Capital and Share Premium – (Continued)

Ordinary shares – (Continued)

During the fiscal year March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares which has been adjusted against the share premium.

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) which are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party. Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date. In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

B.	Nature and purpose of reserves
i.	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

ii.	Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiary with a corresponding increase in equity.

iii.	Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Company.

C.	Capital Management

Equity share capital and other equity are considered for the purpose of the Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the future growth of its subsidiaries. The capital structure of the Company is based on management’s judgement of its strategic and future growth  requirements with a focus on total equity so as to maintain investors, and market confidence. The funding requirements are met substantially through equity. The Company is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

17)	LOSS PER SHARE

The following is the reconciliation of the Earnings (loss) attributable to ordinary shareholders (including class B shareholders) and weighted average number of ordinary shares (including class B shares) used in the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2017 and 2018:

	For the Year Ended
	March 31
Particulars	2017	2018
Loss attributable to ordinary shareholders (including Class B Shares)	(45,795)	(12,501)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic earnings (loss) per share	52,607,986	100,394,080
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing diluted earnings (loss) per share	52,607,986	100,394,080
Loss per share (USD)
Basic	(0.87)	(0.12)
Diluted	(0.87)	(0.12)

As at March 31, 2018, 4,832,824 (March 31, 2017: 3,319,322) issuable ordinary shares including employees share based awards were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

As at March 31, 2018, Nil (March 31, 2017: 5,428,117) ordinary shares issuable on conversion of convertible notes, were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

18)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Company’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Company’s exposure to interest rate, and liquidity risk, see notes 5 and 21.

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which are redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes can also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes is payable on semi-annual basis.

Under the terms of issue, the holder has a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes have few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option is presented together with the related liability as a derivative, and has been accounted for at fair value.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

The liability component is initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes is different from its transaction price, but this fair value measurement is not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition is adjusted to defer the difference between the fair value measurement and  the transaction price. This deferred difference is subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes is being measured at amortized cost using the effective interest method. The conversion option is being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Fair value of liability component and derivative at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)
Deferred difference	6,233

During the year ended March 31, 2018, the Company has recognized an expense of USD Nil (March 31, 2017: 5,941) on account of amortization of the deferred difference explained above.

On October 18, 2016, the Company announced an agreement to acquire 100% equity stake in ibibo Group, a leading online travel company in India, from Parent (refer note 8(e)). Further, Ctrip delivered a notice of adjustment of conversion rate to the Company on October 18, 2016 and pursuant to this, the Company issued 9,857,028 ordinary shares (including 1,465,420 additional shares) to Ctrip in accordance with the terms of the convertible notes agreement.

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes.

The carrying amount of the liability component is summarized below:

Particulars	As at March 31, 2017
Carrying amount of liability at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	(139,231)
Carrying amount of liability as at March 31, 2017	Nil

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

18)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

The carrying amount of derivative is summarized below:

Particulars	As at March 31, 2017
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	(19,502)
Carrying amount of derivative as at March 31, 2017	Nil

19)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2017	2018
Accrued expenses	731	408
Total	731	408

Trade payables primarily include amount payable for various expenses.

20)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries. The Company replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2017 and 2018.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted		Weighted
	Average	Number	Average
	Exercise	of	Exercise Price	Number of
Particulars	Price (USD)	Options	(USD)	Options
	For the year ended March 31
	2017	2017	2018	2018
Outstanding at beginning of year	1.45	379,939	1.14	333,121
Forfeited and expired during the year	—	—	—	—
Granted during the year	—	—	—	—
Exercised during the year	3.64	(46,818)	0.63	(71,711)
Outstanding at the end of the year	1.14	333,121	1.28	261,410
Exercisable at the end of the year	1.14	333,121	1.28	261,410

The options outstanding at March 31, 2018 have an exercise price per share in the range of USD 0.742 to USD 1.9765 (March 31, 2017: USD 0.4875 to USD 1.9765) and a weighted average contractual life of 3 years and 3 months (March 31, 2017:  3 months).

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT- (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2018 and 2017, the Company granted restricted share units (RSUs), under the plan to eligible employees and non- employees of the subsidiaries. Each RSU represents the right to receive one common share.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant date/Employees entitled	Number of Instruments	Vesting Conditions	Contractual life of RSUs

RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years

Note:

1.	Of the RSU granted during the year ended March 31, 2018:
•

690,757 (March 31, 2017: 3,348,389) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

•	Nil (March 31, 2017: 3,000) RSUs were fully vested on the grant date.
•	These RSUs can be exercised within a period of 48 months from the date of vesting.
2.

In connection with the acquisition of ibibo Group, the Company exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs. (Refer note 8(e)). These RSUs can be exercised with in a period of 10 years from the grant date i.e. January 31, 2017.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT- (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan - (Continued)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted average exercise price (USD)	Number of Awards	Weighted average exercise price (USD)	Number of Awards
	For the year ended March 31
	2017	2017	2018	2018
Outstanding at beginning of the year	0.0005	2,867,713	0.0005	6,367,186
Granted during the year	0.0005	4,481,294	0.0005	690,757
Forfeited and expired during the year	0.0005	(154,805)	0.0005	(559,023)
Exercised during the year	0.0005	(827,016)	0.0005	(1,065,521)
Outstanding at the end of the year	0.0005	6,367,186	0.0005	5,433,399
Exercisable at the end of the year	0.0005	1,325,558	0.0005	1,313,158

The grant date fair value of RSUs granted during the year is in the range of USD 28.75 to USD 33.55 (March 31, 2017: USD 14.86 to USD 32.70).

The RSUs outstanding at March 31, 2018 have an exercise price per share of USD 0.0005 (March 31, 2017: USD 0.0005) and a weighted average contractual life of 5.2 years (March 31, 2017: 6.2 years).

During the year ended March 31, 2018, share based payment expense of USD 44,874 (March 31, 2017: USD 26,620) has been pushed down to the respective subsidiaries as the same relates to the employees and non-employees of the subsidiaries.

21)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2017	2018
Trade and other receivables	87,175	116,969
Term deposits	91,313	200,071
Cash and cash equivalents (except cash in hand)	44,434	91,235
Other assets	434	—
Receivable from related party	15,100	17,100
Total	238,456	425,375

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Credit Risk – (Continued)

Exposure to Credit Risk – (Continued)

The Company does not expect the related party to fail in meeting its obligations in respect of receivable from related party (refer note 13 and 14). The maximum exposure to credit risk is represented by the carrying amount of these financial assets.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2017	2018
India	82,011	110,137
Others	5,164	6,832
Total	87,175	116,969

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2017	2018
Balance due from subsidiaries	85,160	113,193
Terms deposits with banks	91,313	200,071
Others	2,016	3,776
Total	178,489	317,040

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2017		2018
Particulars	Gross	Impairment	Gross	Impairment
Not past due	179,309	820	317,040	—
Total	179,309	820	317,040	—

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2017

	Carrying	Contractual	6 months				More than
Non-derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	5 years
Trade and other payables	731	(731)	(731)	—	—	—	—
Total	731	(731)	(731)	—	—	—	—

As at March 31, 2018

	Carrying	Contractual	6 month				More than
Non-derivative financial liabilities	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
Trade and other payables	408	(408)	(408)	—	—	—	—
Total	408	(408)	(408)	—	—	—	—

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2017	2018
Fixed rate instruments
Financial assets
Term deposits	91,313	200,071
Term deposits included in cash and cash equivalents*	20,000	80,157
	111,313	280,228

*	Total cash and cash equivalent: USD 91,235 as at March 31, 2018 (March 31, 2017: USD 44,434)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2017		As at March 31, 2018
Particulars	Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value
(Available for sale)
Other investments	5,791	5,791	6,071	6,071
Receivable from Related Party	15,100	15,100	17,100	17,100
	20,891	20,891	23,171	23,171
Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	87,175	87,175	116,969	116,969
Term deposits	91,313	91,313	200,071	200,071
Cash and cash equivalents	44,434	44,434	91,235	91,235
Other assets	434	434	—	—
(Held-to-maturity)
Other investments	—	—	99	99
	223,356	223,356	408,374	408,374
Liabilities carried at amortized cost
(Other financial liabilities)
Trade and other payables	731	731	408	408
	731	731	408	408

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation technique used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Particulars	As at March 31, 2018
	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,071	6,071
Receivable from related party	—	—	17,100	17,100
Total assets	—	—	23,171	23,171

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

Particulars	As at March 31, 2017
	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Receivable from related party	—	—	15,100	15,100
Total assets	—	—	20,891	20,891

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

Particulars	As at March 31, 2018
	Other investments	Receivable from Related Party
Opening balances	5,791	15,100
Total gains and losses recognized in:
- other comprehensive income	280	2,000
Closing balances	6,071	17,100

Particulars	As at March 31, 2017
	Other investments	Separable embedded derivative	Receivable from Related Party
Opening balances	6,690	61,929	—
Acquired through business acquisition	—	—	15,010
Total gains and losses recognized in:
- (profit) or loss	—	(42,427)	—
- other comprehensive income	(899)	—	90
Conversion of notes into ordinary shares during the year (refer note 18)	—	(19,502)	—
Closing balances	5,791	—	15,100

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2018 and 2017, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : 15% - 137% (March 31, 2017: 22% - 183%) Forecast EBITDA margin: (31%) - 17% (March 31, 2017: (18%) - 39%) Risk adjusted discount rate: 17.0% (March 31, 2017: 19.0%)

The estimated fair value would increase (decrease) if:

-  the annual revenue growth rate were higher (lower)

-  the EBITDA margin were higher (lower)

-  the risk adjusted discount rate were lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2017: 1.9%) Volatility : 35.60% (March 31, 2017: 41.40%) Equity value: USD 72,720 (March 31, 2017: USD 71,500)	The estimated fair value would increase (decrease) if: • the volatility were lower (higher) • the equity value were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable inputs
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: * other financial liabilities include trade and other payables. Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other assets.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

Receivable from Related Party

For the fair values of receivables from Related Party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity Value	700	(700)

	For the year ended March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity Value	400	(400)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

22)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

At March 31, 2018, the Company has no tax liability and has tax losses of USD 27,674 out of which USD 20,569 could be carried forward until March 31, 2022 and USD 7,105 could be carried forward until 31 March 2021 to offset against future tax liability.

	For the year ended March 31
Particulars	2017	2018
Profit (Loss) before taxation	(45,795)	(12,501)
Income Tax at 15%	(6,869)	(1,875)
Non-deductible expenses	10,320	2,517
Tax exempt income	(6,536)	(613)
Utilization of previously unrecognized tax losses	—	(28)
Current year tax for which no deferred tax was recognized	3,085	—
	—	—

Deferred tax assets amounting to USD 4,151 (2017: USD 4,179) have not been recognised as the Company has accumulated losses amounting to USD 27,674 (2017: USD 27,862) and the directors consider that it is not probable that future taxable profits would be available against which tax losses can be utilised.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	International Tours Centre Co., Ltd.
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Easy to Book Holding B.V.
Subsidiary	Easy to Book Service B.V.
Subsidiary	Bona Vita Technologies Private Limited
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Ibibo Group Private Limited
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Ashish Kashyap (from January 31, 2017 to September 30, 2017)
Key management personnel	Mohit Kabra
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (till May 31, 2017)
Key management personnel	Yuvaraj Srivastava (till May 31, 2017)
Key management personnel	Sanjay Mohan (till May 31, 2017)
Key management personnel	Ranjeet Oak (till May 31, 2017)
Key management personnel	Vivek Narayan Gour
Key management personnel	Anshuman Bapna (till May 31, 2017)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Clay Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Aditya Tim Guleri

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships: – (Continued)

Nature of relationship	Name of related parties
Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017)
Key management personnel	Patrick Luke Kolek*(from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)
Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017 to April 30, 2018)
Entity providing Key management	SGG Corporate Services (Mauritius) Ltd
personnel services	(formerly known as CIM Corporate Services Ltd)
Entities having Significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (from January 31, 2017)
Associate	Simplotel Technologies Private Limited

Note: #nominee of Ctrip and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

Transactions with subsidiaries:

	For the Year Ended March 31
Transactions	2017	2018
Investment in equity shares	111,148	185,514
Issuance of share based awards to the employees and non-employees of subsidiaries	26,620	44,874
Interest income on inter- corporate loan	66	58
Balance outstanding investment

	As At March 31
	2017	2018
MakeMyTrip (India) Private Limited	216,935	306,935
Hotel Travel Group, net	—	—
Luxury Tours & Travel Pte Ltd	9,100	9,100
ITC Group	2,410	2,410
MakeMyTrip Inc.	1,180	1,180
Luxury Tours (Malaysia) Sdn. Bhd.	330	465
MakeMyTrip FZ-LLC	14	14
Easy to book Group, net	—	—
Bona Vita Technologies Private Limited, net	5,000	—
Ibibo Group Holdings (Singapore) Pte. Ltd	1,099,763	1,187,542
Total	1,334,732	1,507,646

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES – (Continued)

Transactions with subsidiaries – (Continued)

Balance outstanding – (Continued)

Trade and other receivables,

	As At March 31
	2017	2018
MakeMyTrip (India) Private Limited	55,708	73,904
Hotel Travel Group	548	575
Luxury Tours & Travel Pte Ltd	190	221
ITC Group	1,518	1,773
MakeMyTrip Inc.	309	449
Luxury Tours (Malaysia) Sdn. Bhd.	52	38
MakeMyTrip FZ-LLC	81	—
Easy to Book Group, net	451	—
Ibibo Group Private Limited	26,242	36,133
Bona Vita Technologies Private Limited	61	100
Total	85,160	113,193

Transactions with Entity providing Key Management Personnel Services:

	For the Year Ended March 31
Transactions	2017	2018
Key management personnel services	3	2
Consultancy services	23	22

	As at
	March 31,	March 31,
Balance Outstanding	2017	2018
Trade and other payables	3	—

Transactions with key management personnel:

	For the year ended March 31
Particulars	2017	2018
Legal and professional	150	86
Total	150	86

During the year, the Company has granted RSUs equivalent to USD Nil (2017: USD 55) to the Board of Directors against the sitting fees of previous years.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES – (Continued)

Transactions with associate:

Simplotel Technologies Private Limited

In December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

Transactions with entity having significant influence over the company and its subsidiaries:

a) Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited). As of March 31, 2018, other current assets include USD 17,100, (March 31, 2017: other non-current assets include USD 15,100) which represents the fair value of the above entitlement (refer note 8(e) and note 13).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of Ibibo Group contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent USD 83,260. The difference of USD 434 is receivable and is included under other assets (refer note 8(e) and note 13). During the year ended March31, 2018, the amount has been received by the Company.

b) Placement of Class B Shares to MIH Internet SEA Pte Ltd.:

In May, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of $36.00 per Class B share, for an aggregate consideration of USD 132,000 (refer note: 16).

c) During the year ended March 31, 2017, Naspers Limited had issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees (amount outstanding in respect of bank guarantee as at March 31, 2017: USD 6,258) in favor of certain suppliers of Ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by Ibibo Group Private Limited. During the year ended March 31, 2018, these have been annulled and no amount in respect of these letters of support is outstanding as at March 31, 2018.

24)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2017	2018
Mauritius	1,353,953	1,526,867
	1,353,953	1,526,867

*	Non-current assets presented above represent intangible assets, investment in subsidiaries and associates.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

25)	CONTINGENCIES

The Company is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group. The sum in dispute is approximately USD 35,000. As of date of these financial statements, the arbitration remains pending. The Company will continue to defend vigorously against the claims, and in addition has also brought counter claims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. The Company believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2018.